                                                                  EXHIBIT (a)(9)


Paravant Contact:                                    Investor Contact:
John Zisko, VP, CFO                                  John Plocic
973-631-6190                                         973-402-0300
investor.relations@paravant.com                      jplocic@francioliweiman.com
-------------------------------


                     PARAVANT INC. REPORTS FINANCIAL RESULTS
                           FY 2002 AND FOURTH QUARTER

MORRISTOWN, N.J., - NOVEMBER 15, 2002/PRNEWSWIRE/ - Paravant Inc. (Nasdaq: PVAT) a defense electronics technology company, today reported financial results for its year and quarter ended September 30, 2002. Revenues increased by 19.8% from $51.8 million to $62.1 million for the fiscal years ended September 30, 2001 and 2002, respectively.

For the full year 2002, the Company had net income of $4,464,040, compared to $447,747 for last year. The increase in net income was primarily due to the elimination of goodwill amortization costs related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, lowered interest expense related to reduced debt and lower interest rates, as well as improved revenues in both segments of the business. For the full fiscal year, earnings per share increased from $0.03 (both basic and diluted) in fiscal 2001 to $0.26 basic and $0.25 diluted for fiscal year 2002.

     FOURTH QUARTER PERFORMANCE

Revenues for the quarter were $22.0 million, compared with $15.7 million reported for the same quarter last year. This 40.3% increase was primarily due to increases in Applique product revenues.

Income from operations was up 61.3% to $4.1 million for the quarter ended September 30, 2002 versus the $2.5 million in operating income for the quarter ended September 30, 2001. This increase in operating income was due to stronger operating performance in the Tactical Systems segment, which had significantly improved earnings results in the fourth quarter of 2002, versus the same fiscal 2001 fourth quarter. Net Income was $2,324,476 for the fourth quarter of 2002, compared to $412,105 for the same quarter last year. The quarter-to-quarter increase of $1,912,371 was primarily due to increased Tactical Systems revenues, adoption of SFAS 142 and lowered income tax expense.

BACKLOG

As of September 30, 2002 the Company's overall backlog, which consists of both funded purchase orders and IDIQ (indefinite delivery, indefinite quantity) contracts, was approximately $44.6 million, compared to $30.8 million at the end of the fourth quarter of 2001, an increase of 44.8%. The backlog does not include an $89 million contract amendment made to the company's contract for the United Kingdom's BOWMAN program, as announced on October 23, 2002. The company currently expects to manufacture and deliver substantially all of the products in the funded backlog within the next twelve months with the bulk of the shipments taking place in the second half of the year.

2002 RESULTS

In commenting on the 2002 results, Paravant President and CEO Bill Craven said, "We were very pleased that we accomplished our primary goals in 2002 of increasing revenues, enhancing profitability, and reducing our debt."

RECENT DEVELOPMENT

On October 28, 2002, Prince Merger Corporation, a wholly-owned subsidiary of DRS Technologies, Inc. (NYSE: DRS), commenced a cash tender offer for all of the outstanding shares of common stock of Paravant at a price of $4.75 per share in cash. The tender offer is being made pursuant to an Offer to Purchase, dated October 28, 2002, and in connection with an Agreement and Plan of Merger, dated October 23,

2002, between DRS, Prince Merger Corporation and Paravant. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, November 25, 2002, unless the offer is extended. Following the completion of the tender offer, Prince Merger Corporation will be merged with and into Paravant. Holders of any remaining outstanding common stock of Paravant will receive in the merger the $4.75 price per share in cash. Paravant's board of directors unanimously recommended that its shareholders tender their shares pursuant to the tender offer. Certain shareholders owning approximately 22 percent of the outstanding common stock of Paravant have agreed to tender their shares in the offer. The tender offer is subject to customary regulatory approvals and other closing conditions, including a majority of the fully diluted shares being deposited for tender and not withdrawn.

The tender offer statement was filed by DRS with the Securities and Exchange Commission (SEC) on Schedule TO, and the solicitation/ recommendation statement was filed by Paravant with the SEC on Schedule 14D-9. Investors and security holders are advised to carefully read these materials, as they contain important information on deciding whether to tender their shares, as well as on the process for tendering shares. Investors and security holders may obtain these and other documents filed by DRS and Paravant free of charge from either company or from the SEC's web site at http://www.sec.gov. The tender offer statement and related materials also may be obtained free of charge by directing such requests to the information agent, D.F. King & Co., Inc., 77 Water Street, Floor 20, New York, New York 10005, toll free phone (800) 628-8532 or (212) 269-5550.

     ABOUT PARAVANT

Paravant is a defense electronics company and ranks among the top 100 defense firms in the world. Paravant manufactures computers, controllers and communications interfaces utilized in the battlefield. The company also produces very high-speed processing equipment for the intelligence community and offers modernization design and installation services for selected rotary- and fixed-wing military aircraft.

For more information about Paravant, please visit the company's web site at www.paravant.com.

This press release contains statements not relating to historical facts, including statements relating to the timing of the expected completion of the tender offer, that are intended to be forward-looking statements within the meaning of that term in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Act of 1934, as amended. These forward-looking statements are subject to risk and uncertainties that could cause actual events to differ from the forward-looking statements, including, but not limited to, the parties' ability to satisfy all of the conditions to the completion of the tender offer or the closing of the acquisition and other factors set forth in reports and other documents filed by the Company with the Securities and Exchange Commission from time to time. The words "believe," "estimate," "expect," "intend," "anticipate," "will," "could," "may," "should," "plan," "potential," "predict," "project," "forecast," and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual events may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements.

PARAVANT CONTACT:                       INVESTOR CONTACT:
John Zisko, VP, CFO of Paravant Inc.    John Plocic, VP Industrial Marketing
973-631-6190                            Francioli Weiman & Company
or investor.relations@paravant.com      973-402-0300
                                        jplocic@francioliweiman.com, for
                                        Paravant Inc.

Web site: http://www.paravant.com

                         PARAVANT INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001

                                                                                    2002              2001
                                                                                   4TH QTR           4TH QTR
 REVENUES                                                                         22,034,229      15,703,948


 COST AND EXPENSES

                COST OF REVENUES                                                   12,505,984       8,479,558
                RESEARCH DEVELOPMENT & ENGINEERING                                  1,677,091       1,385,105
                SELLING AND ADMINISTRATIVE                                          3,609,701       2,375,971
                AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS                        189,233         951,407
                       TOTAL COSTS AND EXPENSES                                    17,982,009      13,192,041


 INCOME FROM OPERATIONS                                                             4,052,220       2,511,907


 OTHER INCOME (EXPENSE)

 INTEREST EXPENSE                                                                    (194,518)       (476,720)
 INVESTMENT INCOME (EXPENSE)                                                          (81,311)       (177,458)
 OTHER INCOME (EXPENSE)                                                                 17,121         92,048


 INCOME BEFORE TAXES                                                                3,793,512       1,949,777


 INCOME TAX EXPENSE                                                                 1,469,036       1,537,672


 NET INCOME                                                                         2,324,476         412,105


 BASIC EARNINGS PER SHARE                                                                0.13            0.01
 DILUTED EARNINGS PER SHARE                                                              0.13            0.01
 WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                              17,347,578      17,152,869
 WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND EQUIVALENT
    SHARES OUTSTANDING                                                             18,008,230      17,274,773

* If the Company had adopted FAS 142 (eliminated goodwill amortization) at the beginning of fiscal 01, the quarterly net income would have been $1,818,803 with a basic and diluted net earnings per share of $.10.

                         PARAVANT INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED SEPTEMBER 30, 2002

                                                                                      2002              2001
                                                                                  YEAR TO DATE       YEAR TO DATE
 REVENUES                                                                           62,097,005      51,838,593


 COST AND EXPENSES

                COST OF REVENUES                                                    35,382,774      30,281,537
                RESEARCH DEVELOPMENT & ENGINEERING                                   4,894,906       4,336,148
                SELLING AND ADMINISTRATIVE                                          12,670,479      10,045,034
                AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS                         756,931       3,801,711
                     TOTAL COSTS AND EXPENSES                                       53,705,090      48,464,430


 INCOME FROM OPERATIONS                                                              8,391,915       3,374,163


 OTHER INCOME (EXPENSE)

 INTEREST EXPENSE                                                                     (909,019)     (1,716,579)
 INVESTMENT EXPENSE                                                                   (137,638)       (472,994)
 OTHER INCOME (EXPENSE)                                                                 13,863         150,158


 INCOME BEFORE TAXES                                                                 7,359,121       1,334,748


 INCOME TAX EXPENSE                                                                  2,895,081         890,001


 NET INCOME                                                                          4,464,040         444,747


 BASIC EARNINGS PER SHARE                                                                 0.26            0.03
 DILUTED EARNINGS PER SHARE                                                               0.25            0.03
 WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                               17,235,469      17,114,804
 WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND EQUIVALENT
    SHARES OUTSTANDING                                                              17,836,933      17,286,752

* If the Company had adopted FAS 142 (eliminated goodwill amortization) at the beginning of fiscal 01, the year to date net income would have been $2,588,605 with a basic and diluted net earnings per share of $.15.

                         PARAVANT INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        AS OF SEPTEMBER 30, 2002 AND 2001

                                                      2002                             2001
 TOTAL CURRENT ASSETS                               28,214,388                      22,135,963
 TOTAL ASSETS                                       66,184,089                      61,875,226


 TOTAL CURRENT LIABILITIES                          11,829,838                       7,713,554
 TOTAL LIABILITIES                                  28,827,267                      29,386,731
 TOTAL STOCKHOLDERS' EQUITY                         37,356,822                      32,488,495
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      66,184,089                      61,875,226